Item 77I Deutsche Strategic High Yield Tax Free
Fund and Deutsche Managed Municipal Bond
Fund (each a series of Deutsche Municipal Trust)

The Class B shares of each of Deutsche Strategic
High Yield Tax Free Fund and Deutsche Managed
Municipal Bond Fund were converted to Class A shares effective on or about February 10, 2016.
Effective on or about February 12, 2016, each Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.